

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2024

Siguang Peng
Chief Executive Officer
BTC Digital Ltd.
61 Robinson Road Level 6 & 7
#738, Singapore 068893

> **Re: BTC Digital Ltd.**
> **Registration Statement on Form S-3**
> **Filed November 20, 2024**
> **File No. 333-283367**

Dear Siguang Peng:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact J. Nolan McWilliams at 202-551-3217 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Fang Liu, Esq.